Catalyst Partners Acquisition Corp.

20 University Road, Fourth Floor
Cambridge, MA 02138

May 10, 2021

VIA EDGAR

Kim McManus

U.S. Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Re:	Catalyst Partners Acquisition Corp. Registration Statement on Form S-1 File No. 333-254131

Dear Ms. McManus:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Catalyst Partners Acquisition Corp. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on May 12, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Christian O. Nagler, of Kirkland & Ellis LLP, special counsel to the Company, at (212) 446-4660, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Evan Sotiriou
Evan Sotiriou
Chief Operating Officer

cc:	Christian O. Nagler, Kirkland & Ellis LLP
Sean T. Wheeler, Kirkland & Ellis LLP
Aslam A. Rawoof, Kirkland & Ellis LLP